UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2020
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

	By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX REPORTS A QUARTERLY PROFIT OF $14.1 MILLION, OR $0.36 PER SHARE, WITH SOLID CREDIT
COLLECTIONS AND AMPLE LIQUIDITY LEVELS

PANAMA CITY, REPUBLIC OF PANAMA, July 28, 2020

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the second quarter (“2Q20”) and six months (“6M20”) ended June 30, 2020.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M20	6M19	2Q20	1Q20	2Q19
Key Income Statement Highlights
Net Interest Income ("NII")	$47.5	$56.0	$21.7	$25.8	$27.9
Fees and commissions, net	$5.0	$7.5	$1.9	$3.1	$5.1
(Loss) gain on financial instruments, net	$(4.3)	$0.8	$(3.9)	$(0.4)	$0.1
Total revenues	$48.7	$65.7	$19.9	$28.8	$33.6
Reversal (provision) for credit losses	$2.7	$(1.8)	$2.6	$0.1	$(0.8)
Operating expenses	$(18.8)	$(20.4)	$(8.3)	$(10.5)	$(10.6)
Profit for the period	$32.4	$43.5	$14.1	$18.3	$22.3
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.82	$1.10	$0.36	$0.46	$0.56
Return on Average Equity (“ROAE”) (2)	6.4%	8.8%	5.5%	7.2%	9.0%
Return on Average Assets (“ROAA”)	0.97%	1.37%	0.83%	1.12%	1.43%
Net Interest Margin ("NIM") (3)	1.43%	1.77%	1.28%	1.59%	1.81%
Net Interest Spread ("NIS") (4)	1.09%	1.19%	1.01%	1.17%	1.22%
Efficiency Ratio (5)	38.7%	31.1%	41.5%	36.7%	31.4%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$5,011	$6,297	$5,011	$5,911	$6,297
Commercial Portfolio (7)	$4,915	$6,209	$4,915	$5,832	$6,209
Investment Portfolio	$96	$88	$96	$79	$88
Total assets	$6,627	$6,576	$6,627	$6,823	$6,576
Total equity	$1,022	$1,003	$1,022	$1,018	$1,003
Market capitalization (8)	$456	$825	$456	$408	$825
Tier 1 Basel III Capital Ratio (9)	24.8%	20.4%	24.8%	21.8%	20.4%
Total assets / Total equity (times)	6.5	6.6	6.5	6.7	6.6
Liquid Assets / Total Assets (10)	29.6%	12.8%	29.6%	19.0%	12.8%
Credit-impaired loans to Loan Portfolio (11)	0.00%	1.16%	0.00%	1.16%	1.16%
Total allowance for losses to Credit Portfolio (12)	0.95%	1.69%	0.95%	1.73%	1.69%
Total allowance for losses to credit-impaired loans (times) (12)	-	1.6	-	1.7	1.6

BUSINESS HIGHLIGHTS

•	During 2Q20, the Bank collected 99% of all scheduled credit maturities totaling close to $2 billion, coupled with credit prepayments for $222 million, on account of the high quality of its borrower base and the short-term nature of its Commercial Portfolio.

•	The Bank was able to gain a deep understanding of the impacts of Covid-19 on sectors and clients by country, having been in close contact with most of its client base. It has reassessed the risk profile of its entire portfolio under the current context.

•	By design, under tighter credit underwriting standards, selective credit disbursements amounting to $1 billion, mostly placed during the second half of 2Q20 – at wider credit spreads – resulted in a reduction in Commercial Portfolio balances, totaling $4.9 billion at June 30, 2020, down 16% QoQ and 21% YoY.

•	The portfolio continued to be well-diversified and focused on high quality exposures, with 58% in investment grade countries, 52% with financial institutions and 17% with sovereign and state-owned corporations. In addition, the Bank was able to reduce exposure to higher risk sectors now representing 11.1% of the total, from 12.5% in the previous quarter. Specifically, sugar and airline sectors were down by a total of $138 million, to only 1% each, of the total portfolio.

•	Given the prevailing market uncertainty and deep economic impact of Covid-19, the Bank aimed and was able to maintain a strong liquidity position throughout 2Q20, as a result of its continued and ample access to diversified funding sources. These include its central bank shareholders as well as correspondent banks and capital markets investors throughout the globe. The rapid collection of loan maturities also proved to be an effective liquidity buffer. Liquidity levels reached $2.0 billion at June 30, 2020 (30% of total assets and 68% of total deposits), of which 91% was placed with the Federal Reserve Bank of New York.

•	As a result of the Bank’s decision to reduce loan balances and maintain increased liquidity levels, its profitability was pressured on lower core income generation. Profit for 2Q20 and 6M20 totaled $14.1 million (-23% QoQ; -37% YoY) and $32.4 million (-26% YoY), respectively.

•	During 2Q20, the Bank recorded credit provision reversals totaling $2.6 million, mostly related to the sale of its single remaining credit-impaired loan (or NPL), bringing NPL balances to zero at June 20, 2020. At the same date, the Bank’s total allowance for credit losses represented nearly 1% of the total Credit Portfolio.

•	Credit provision reversals were offset by a $3.9 million loss on financial instruments, mostly related to the unrealized loss of a debt instrument measured at fair value through profit or loss, recorded as part of a loan restructuring back in 2018.

•	Operating expenses were down $2.3 million, or 22%, on lower personnel expenses, mostly due to decreased performance-based variable compensation provision.

•	The Bank’s Tier 1 Basel III Capital Ratio strengthened to 24.8% at the end of 2Q20, resulting from lower risk-weighted assets on decreased Commercial Portfolio balances, while the equity base remained stable at over $1 billion.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said:

“Beyond Bladex’s financial strength on its historically solid capital levels, our business model allows for a unique possibility to adapt to rapidly changing market conditions in a very agile manner. Catering exclusively to corporate clients, most of which are industry leaders with robust corporate governance practices and solid financials, significantly reduces the credit risk in our portfolio.

Moreover, the short-term nature of our portfolio – having more than 70% maturing within the next year – becomes an effective liquidity buffer, especially relevant in the current context; when combined with our regional foot-print, it allows the Bank to swiftly relocate the portfolio in resilient sectors and countries across Latin America.

Since the onset of the COVID-19 crisis, we have collected over $2 billion, representing 99% of total scheduled maturities, a clear demonstration of the credit quality of our portfolio. In turn, after re-assessing the risk of our portfolio by industry under the COVID-19 and contacting almost every single client, we tightened our underwriting standards and selectively disbursed around $1 billion in new loans, at shorter tenors and wider risk-adjusted credit spreads in defensive sectors and clients, with a focus in lower risk countries.

On the funding side, our deposits increased on account of the continuous support of our central bank shareholders, we continued to have ample access to bilateral funding sources, and we successfully tapped the debt capital markets with an approximate $230 million USD equivalent issuance in local currency in Mexico. We have now a stronger funding structure, with increased tenors while maintaining ample diversification.

As a result, by design, we have been able to maintain a solid liquidity position throughout the quarter, in view of current uncertainty.

The high quality of our client base and the levers embedded in Bladex’s business model have allowed us to successfully navigate this crisis up until now. Having said that, we are cognizant of the significant challenges that lie ahead, with a 2020 GDP estimate for the region close to negative 9.5%. We believe that our 40-year experience in the Region, including several negative credit cycles, and our good understanding of the impacts and macroeconomic dynamics in every country, play to our advantage. We are committed to continue to support our clients, for whom we have been long-standing allies.”

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed through two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) impairment on non-financial assets; and (vii) direct and allocated operating expenses.

During 2Q20, the Bank collected 99% of all scheduled credit maturities totaling close to $2 billion, coupled with credit prepayments for $222 million, on account of the high quality of its borrower base and the short-term nature of its Commercial Portfolio. Meanwhile, selective credit disbursements under tighter credit underwriting standards – at wider credit spreads – amounted to $1 billion, mostly placed during the second half of 2Q20. Consequently, the Commercial Portfolio balance stood at $4.9 billion as of June 30, 2020, a 16% QoQ decrease compared to $5.8 billion as of March 31, 2020, and a 21% YoY decrease compared to $6.2 billion as of June 30, 2019. On an average basis, Commercial Portfolio balances were $5.2 billion for the 2Q20 (-16% QoQ; -13% YoY) and $5.7 billion for the first 6M20 (-6% YoY).

As of June 30, 2020, 71% of the Commercial Portfolio was scheduled to mature within a year, and 52% of its short-term origination represented trade finance transactions, compared to 69% and 55%, respectively, a quarter ago, and 79% and 56%, respectively, a year ago.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s risk diversification by country and across industry segments:

The Bank’s traditional client base of financial institutions represented 52% of the total Commercial Portfolio at the end of 2Q20, while sovereign and state-owned corporations represented 17% of the total portfolio, and the remainder with top tier corporates across the Region. The portfolio continued to be well-diversified across corporate sectors, with most industries at 5% or less of the total Commercial Portfolio at the end of 2Q20. In addition, the Bank was able to reduce exposure to higher risk sectors now representing 11.1% of the total, from 12.5% in the prior quarter. Specifically, sugar and airline sectors were down by a total of $138 million, to only 1% each, of the total portfolio.

As of June 30, 2020, 58% of the portfolio was geographically distributed in investment grade countries, up 3 pts. compared to the previous quarter. On a country-risk basis, Brazil and Colombia represent the largest country-risk exposures, each at 16% of the total Commercial Portfolio, of which 83% and 69%, respectively, were with financial institutions at the end of 2Q20. Other relevant country-risk exposures were Chile at 10%, Mexico at 9%, Panama at 8% and exposure in top-rated countries outside of Latin America (which relates to transactions carried out in Latin America) at 7% of the total portfolio, as the Bank continues to weight its portfolio origination towards lower-risk countries, taking advantage of good risk/return opportunities. The Bank also continued adjusting its exposure in higher-risk countries such as Ecuador (-46% QoQ) and Argentina (-7% QoQ).

Refer to Exhibit IX for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XI for the Bank’s distribution of loan disbursements by country.

(US$ million)	6M20	6M19	YoY (%)	2Q20	1Q20	2Q19	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$45.7	$55.4	-17%	$20.9	$24.8	$27.6	-16%	-24%
Other income (expense)	2.6	8.1	-68%	(0.8)	3.3	5.5	-124%	-114%
Total revenues	48.2	63.5	-24%	20.1	28.1	33.1	-28%	-39%
Reversal (provision) for credit losses	2.7	(1.7)	255%	2.6	0.1	(0.8)	n.m.	436%
Impairment on non-financial assets	(0.1)	0.0	n.m.	(0.1)	0.0	0.0	n.m.	n.m.
Operating expenses	(13.6)	(15.5)	12%	(6.3)	(7.3)	(8.1)	15%	23%
Profit for the segment	$37.2	$46.3	-20%	$16.3	$20.9	$24.2	-22%	-32%
"n.m." means not meaningful.

Commercial Business Segment’s result was $16.3 million for the 2Q20 (-22% QoQ; -32% YoY) and $37.2 million for the first 6M20 (-20% YoY). The QoQ and YoY Profit decreases were mainly attributable to lower core income generation from Net Interest Income and commission income, resulting from the Bank’s decision to reduce loan balances and maintain increased liquidity levels given the prevailing market uncertainty and deep economic impact of Covid-19. In addition, a $3.0 million unrealized loss of a debt instrument measured at fair value through profit or loss was recorded in 2Q20, received as part of a loan restructuring back in 2018. These adverse effects were partially offset by lower operating expenses and the reversal of provision for expected credit losses mostly related to the sale of the Bank’s single remaining credit-impaired loan (or NPL) during the quarter, along with lower EoP portfolio balances.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), reversal (provision) for credit losses, and direct and allocated operating expenses.

Given the prevailing market uncertainty and deep economic impact of Covid-19, the Bank aimed and was able to maintain a strong liquidity position throughout 2Q20, as a result of its continued and ample access to diversified funding sources. The rapid collection of loan maturities also proved to be an effective liquidity buffer. Consequently, liquidity balances increased to $1,959 million at the end of 2Q20, up from $1,297 million at the end of 1Q20 and $843 million at the end of 2Q19. Deposits placed with the Federal Reserve Bank of New York represented 91% at the end of 2Q20. As of these quarter-end dates, liquidity balances to total assets represented 30%, 19% and 13%, respectively, while the liquidity balances to total deposits ratio was 68%, 53% and 28%, respectively.

The Investment Portfolio balances totaled $96 million as of June 30, 2020, up from $79 million as of March 31, 2020, and $88 million as of June 30, 2019. As of these dates, the Investment Portfolio accounted for 1% of total assets, mostly consisting of readily-quoted Latin American securities, out of which 80% represented sovereign or state-owned risk at the end of the 2Q20, compared to 68% a quarter ago and 78% a year ago (refer to Exhibit X for a per-country risk distribution of the Investment Portfolio).

On the funding side, deposit balances totaled $2.9 billion at the end of 2Q20, up 17% from a quarter ago and down 4% from a year ago. This 17% QoQ increase denotes the continuing support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 53% of total deposits at the end of 2Q20, compared to 48% and 64% of total deposits a quarter and year ago, respectively. As of June 30, 2020, total deposits represented 52% of total funding sources, which compared to 44% and 55% of total funding sources a quarter and year ago, respectively.

As a result of the Bank’s continued and ample access to diversified funding sources, that include correspondent banks and capital markets investors throughout the globe, the short- and medium-term borrowings and debt totaled $2.6 billion at the end of 2Q20 (-16% QoQ; +9% YoY). Weighted average funding costs improved to 1.57% in 2Q20 (-84 bps QoQ; -171 bps YoY), and 1.98% in the first 6M20 (-134 bps YoY), primarily driven by lower average LIBOR-based market rates.

(US$ million)	6M20	6M19	YoY (%)	2Q20	1Q20	2Q19	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$1.8	$0.6	213%	$0.8	$1.0	$0.4	-22%	126%
Other income (expense)	(1.4)	1.6	-187%	(1.0)	(0.4)	0.2	-161%	-668%
Total revenues	0.4	2.2	-81%	(0.2)	0.6	0.5	-135%	-142%
Provision for credit losses	0.0	(0.0)	100%	0.0	0.0	(0.0)	n.m.	100%
Operating expenses	(5.2)	(5.0)	-5%	(2.0)	(3.2)	(2.4)	37%	17%
Loss for the segment	$(4.8)	$(2.8)	-73%	$(2.2)	$(2.6)	$(1.9)	13%	-17%
"n.m." means not meaningful.

Treasury Business Segment’s results were a $2.2 million loss for the 2Q20 and a $4.8 million loss for the first 6M20, mainly associated to losses in other financial instruments related to the Bank’s results on its hedging positions and investment securities.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	6M20	6M19	YoY (%)	2Q20	1Q20	2Q19	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$103.5	$144.1	-28%	$44.5	$59.0	$70.5	-25%	-37%
Interest expense	(56.0)	(88.1)	36%	(22.8)	(33.2)	(42.6)	31%	47%
Net Interest Income ("NII")	$47.5	$56.0	-15%	$21.7	$25.8	$27.9	-16%	-22%

Net Interest Margin ("NIM")	1.43%	1.77%	-19%	1.28%	1.59%	1.81%	-20%	-29%

NII totaled $21.7 million for the 2Q20 (-16% QoQ; -22% YoY) and $47.5 million in the first 6M20 (-15% YoY). The QoQ and YoY decreases were mostly attributable to lower NIM of 1.28% in 2Q20 and 1.43% in 6M20, as a result of the Bank’s decision to reduce loan balances and maintain increased liquidity levels given the prevailing market uncertainty and deep economic impact of Covid-19. The negative volume effect was partially offset by improved spreads QoQ over based rates and the net positive effect in the repricing of the Bank’s assets and liabilities.

FEES AND COMMISSIONS

Fees and Commissions, net, includes the fee income associated with letters of credit and the fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	6M20	6M19	YoY (%)	2Q20	1Q20	2Q19	QoQ (%)	YoY (%)
Letters of credit fees	4.3	4.6	-9%	1.8	2.5	2.5	-27%	-28%
Loan syndication fees	0.5	2.4	-81%	0.1	0.4	2.4	-86%	-98%
Other commissions, net	0.3	0.4	-21%	0.1	0.2	0.2	-54%	-53%
Fees and Commissions, net	$5.0	$7.5	-33%	$1.9	$3.1	$5.1	-37%	-62%

Fees and Commissions income totaled $1.9 million for 2Q20 and $5.0 million for the first 6M20. The QoQ and YoY decreases were driven by the conjunctural stagnation of the loan syndication business, and to a lesser extent, lower fees from the Bank’s letters of credit business, dragged by lower commodity prices.

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR LOSSES

(US$ million, except percentages)	30-Jun-20	31-Mar-20	31-Dec-19	30-Sep-19	30-Jun-19
Allowance for loan losses
Balance at beginning of the period	$99.9	$99.3	$101.4	$103.3	$102.3
Provisions (reversals)	(2.4)	0.5	(2.1)	0.5	0.9
Write-offs, net of recoveries	(52.1)	0.1	0.0	(2.4)	0.0
End of period balance	$45.4	$99.9	$99.3	$101.4	$103.3

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$2.4	$3.0	$2.7	$2.6	$2.7
Provisions (reversals)	(0.3)	(0.6)	0.4	0.1	(0.1)
End of period balance	$2.1	$2.4	$3.0	$2.7	$2.6

Allowance for Investment Portfolio losses
Balance at beginning of the period	$0.1	$0.1	$0.3	$0.3	$0.3
Provisions (reversals)	0.1	(0.0)	(0.2)	(0.0)	0.0
End of period balance	$0.2	$0.1	$0.1	$0.3	$0.3

Total allowance for losses	$47.8	$102.5	$102.5	$104.4	$106.2

Total allowance for losses to Credit Portfolio	0.95%	1.73%	1.56%	1.67%	1.69%
Credit-impaired loans to Loan Portfolio	0.00%	1.16%	1.05%	1.11%	1.16%
Total allowance for losses to credit-impaired loans (times)	-	1.7	1.7	1.7	1.6

The total allowance for credit losses decreased to $47.8 million, representing a coverage ratio to the Credit Portfolio of 95 bps as of June 30, 2020, compared to $102.5 million, or 173 bps, a quarter ago and compared to $106.2 million, or 169 bps, a year ago. The quarterly decrease was mostly related to the sale of the Bank’s single remaining credit-impaired loan (or NPL), which resulted in a $52.1 million write-off against previously constituted reserves and a $2.7 million Stage 3 credit provision reversal. In addition, lower EoP portfolio balances resulted in a credit provision reversal in the collectively assessed Stage 1 under IFRS, offset by provision requirements on revised outlook for certain countries and clients mostly impacted by Covid-19 in Stage 2.

Following the successful completion of the sale of this NPL, the Bank’s credit-impaired loans were reduced to zero as of June 30, 2020, compared to $61.8 million, or 1.16% of total Loan Portfolio balances at the end of 1Q20, and compared to $64.7 million, or 1.16% of total Loan Portfolio, a year ago.

OPERATING EXPENSES

	6M20	6M19	YoY (%)	2Q20	1Q20	2Q19	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	11.2	12.1	-8%	4.2	7.0	5.8	-40%	-28%
Depreciation of equipment and leasehold improvements	1.6	1.4	14%	0.9	0.7	0.7	16%	21%
Amortization of intangible assets	0.4	0.4	6%	0.2	0.2	0.2	-3%	-3%
Other expenses	5.7	6.5	-13%	3.1	2.6	3.8	17%	-20%
Total Operating Expenses	$18.8	$20.4	-8%	$8.3	$10.5	$10.6	-22%	-22%
Total Revenues	$48.7	$65.7	-26%	$19.9	$28.8	$33.6	-31%	-41%
Efficiency Ratio	38.7%	31.1%	24%	41.5%	36.7%	31.4%

The Bank’s 2Q20 and 6M20 operating expenses totaled $8.3 million (-22% QoQ and YoY) and $18.8 million (-8%), respectively. The quarterly and year-to-date decreases were primarily associated to lower personnel expenses, mostly due to decreased performance-based variable compensation provision.

2Q20 and 6M20 Efficiency Ratio increased to 41% and 39%, respectively, as the reduction in operating expenses were more than offset by lower income generation, as the Bank favored liquidity preservation over portfolio growth.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Jun-20	31-Mar-20	30-Jun-19	QoQ (%)	YoY (%)
Tier 1 Capital (9)	$1,022	$1,019	$1,002	0%	2%
Risk-Weighted Assets Basel III (9)	$4,114	$4,681	$4,902	-12%	-16%
Tier 1 Basel III Capital Ratio (9)	24.8%	21.8%	20.4%	14%	21%
Total equity	$1,022	$1,018	$1,003	0%	2%
Total equity to total assets	15.4%	14.9%	15.2%	3%	1%
Accumulated other comprehensive income (loss) ("OCI")	$(4)	$(3)	$(3)	-38%	-40%
Total assets / Total equity (times)	6.5	6.7	6.6	-3%	-1%
Shares outstanding (in thousand)	39,672	39,614	39,602	0%	0%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.7 million common shares outstanding as of June 30, 2020. At the same date, the Bank’s ratio of total assets to total equity stood at 6.5 times, and the Bank’s Tier 1 Basel III Capital Ratio strengthened to 24.8%, resulting from lower risk-weighted assets on decreased Commercial Portfolio balances, while the equity base remained stable at over $1 billion .

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.25 per share corresponding to the second quarter 2020. The cash dividend will be paid on August 25, 2020, to shareholders registered as of August 10, 2020.

▪	Ratings updates: On June 18, 2020, Fitch Ratings downgraded the Bank’s Long-Term Foreign Currency Issuer Default Rating (IDR) to 'BBB' from 'BBB+', and Short-Term IDR to 'F3' from 'F2'. The outlook on the Long-Term IDRs remains Negative.

Furthermore, on May 27, 2020, Moody’s Investor Services reaffirmed all the Bank’s ratings, including its ‘Baa2/P-2’ long and short-term foreign currency deposit ratings, respectively. The outlook on the ratings was changed to stable from negative.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and due from banks, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

12)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Tuesday, July 28, 2020 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial 1-877-271-1828 in the United States or, if outside the United States, 1-334-323-9871. Participants should use conference passcode 89194804#, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140 and follow the instructions. The replay passcode is: 34627735.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2020	March 31, 2020	June 30, 2019	CHANGE	%	CHANGE	%
	(In US$ thousand)

Assets

Cash and due from banks	$2,021,365	$1,353,018	$869,500	$668,347	49%	$1,151,865	132%

Securities and other financial assets, net	100,223	86,326	104,080	13,897	16	(3,857)	(4)

Loans	4,485,553	5,337,487	5,570,574	(851,934)	(16)	(1,085,021)	(19)
Interest receivable	32,401	40,613	44,982	(8,212)	(20)	(12,581)	(28)
Allowance for loan losses	(45,434)	(99,941)	(103,283)	54,507	55	57,849	56
Unearned interest and deferred fees	(8,167)	(11,095)	(15,062)	2,928	26	6,895	46
Loans, net	4,464,353	5,267,064	5,497,211	(802,711)	(15)	(1,032,858)	(19)

Customers' liabilities under acceptances	3,444	66,657	71,091	(63,213)	(95)	(67,647)	(95)
Derivative financial instruments - assets	8,615	17,044	1,397	(8,429)	(49)	7,218	517

Equipment and leasehold improvements, net	17,109	18,110	22,513	(1,001)	(6)	(5,404)	(24)
Intangibles, net	1,050	1,236	1,417	(186)	(15)	(367)	(26)
Investment properties	3,354	3,494	0	(140)	(4)	3,354	n.m.	(*)
Other assets	7,712	9,574	8,345	(1,862)	(19)	(633)	(8)

Total assets	$6,627,225	$6,822,523	$6,575,554	$(195,298)	(3)%	$51,671	1%

Liabilities

Demand deposits	$281,685	$302,442	$69,655	$(20,757)	(7)%	$212,030	304%
Time deposits	2,604,530	2,165,154	2,944,833	439,376	20	(340,303)	(12)
	2,886,215	2,467,596	3,014,488	418,619	17	(128,273)	(4)
Interest payable	3,119	5,048	8,078	(1,929)	(38)	(4,959)	(61)
Total deposits	2,889,334	2,472,644	3,022,566	416,690	17	(133,232)	(4)

Securities sold under repurchase agreements	10,403	53,888	28,231	(43,485)	(81)	(17,828)	(63)
Borrowings and debt, net	2,627,216	3,137,018	2,405,151	(509,802)	(16)	222,065	9
Interest payable	6,954	10,045	9,948	(3,091)	(31)	(2,994)	(30)

Customers' liabilities under acceptances	3,444	66,657	71,091	(63,213)	(95)	(67,647)	(95)
Derivative financial instruments - liabilities	52,193	49,095	20,801	3,098	6	31,392	151
Allowance for loan commitments and financial guarantee contract losses	2,139	2,443	2,554	(304)	(12)	(415)	(16)
Other liabilities	13,683	12,245	12,697	1,438	12	986	8

Total liabilities	$5,605,366	$5,804,035	$5,573,039	$(198,669)	(3)%	$32,327	1%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(57,866)	(59,409)	(59,669)	1,543	3	1,803	3
Additional paid-in capital in excess of value assigned of common stock	119,447	120,586	119,477	(1,139)	(1)	(30)	(0)
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,019	0	0	0	0
Retained earnings	452,739	448,762	434,111	3,977	1	18,628	4
Other comprehensive income (loss)	(3,670)	(2,660)	(2,613)	(1,010)	(38)	(1,057)	(40)

Total equity	$1,021,859	$1,018,488	$1,002,515	$3,371	0%	$19,344	2%

Total liabilities and equity	$6,627,225	$6,822,523	$6,575,554	$(195,298)	(3)%	$51,671	1%

(*)”n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

 (In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)			(A) - (C)
	June 30, 2020	March 31, 2020	June 30, 2019	CHANGE	%		CHANGE	%
Net Interest Income:
Interest income	$44,507	$58,990	$70,530	$(14,483)	(25)%		$(26,023)	(37)%
Interest expense	(22,784)	(33,189)	(42,599)	10,405	31		19,815	47

Net Interest Income	21,723	25,801	27,931	(4,078)	(16)		(6,208)	(22)

Other income (expense):
Fees and commissions, net	1,940	3,073	5,128	(1,133)	(37)		(3,188)	(62)
(Loss) gain on financial instruments, net	(3,949)	(358)	63	(3,591)	(1,003)		(4,012)	n.m.	(*)
Other income, net	191	240	512	(49)	(20)		(321)	(63)
Total other income, net	(1,818)	2,955	5,703	(4,773)	(162)		(7,521)	(132)

Total revenues	19,905	28,756	33,634	(8,851)	(31)		(13,729)	(41)

Reversal (provision) for credit losses	2,607	89	(811)	2,518	2,829		3,418	421
Impairment on non-financial assets	(140)	0	0	(140)	n.m.	(*)	(140)	n.m.	(*)

Operating expenses:
Salaries and other employee expenses	(4,172)	(7,007)	(5,829)	2,835	40		1,657	28
Depreciation of equipment and leasehold improvements	(854)	(735)	(705)	(119)	(16)		(149)	(21)
Amortization of intangible assets	(186)	(191)	(191)	5	3		5	3
Other expenses	(3,054)	(2,610)	(3,826)	(444)	(17)		772	20
Total operating expenses	(8,266)	(10,543)	(10,551)	2,277	22		2,285	22

Profit for the period	$14,106	$18,302	$22,272	$(4,196)	(23)%		$(8,166)	(37)%

PER COMMON SHARE DATA:
Basic earnings per share	$0.36	$0.46	$0.56
Diluted earnings per share	$0.36	$0.46	$0.56
Book value (period average)	$25.94	$25.80	$25.21
Book value (period end)	$25.76	$25.71	$25.31

Weighted average basic shares	39,654	39,609	39,553
Weighted average diluted shares	39,654	39,609	39,553
Basic shares period end	39,672	39,614	39,602

PERFORMANCE RATIOS:
Return on average assets	0.83%	1.12%	1.43%
Return on average equity	5.5%	7.2%	9.0%
Net interest margin	1.28%	1.59%	1.81%
Net interest spread	1.01%	1.17%	1.22%
Efficiency Ratio	41.5%	36.7%	31.4%
Operating expenses to total average assets	0.48%	0.65%	0.68%

(*)”n.m." means not meaningful.

EXHIBIT III

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2020	June 30, 2019	CHANGE	%
Net Interest Income:
Interest income	$103,496	$144,084	$(40,588)	(28)%
Interest expense	(55,973)	(88,133)	32,160	36

Net Interest Income	47,523	55,951	(8,428)	(15)

Other income (expense):
Fees and commissions, net	5,013	7,478	(2,465)	(33)
(Loss) gain on financial instruments, net	(4,307)	819	(5,126)	(626)
Other income, net	431	1,457	(1,026)	(70)
Total other income, net	1,137	9,754	(8,617)	(88)

Total revenues	48,660	65,705	(17,045)	(26)

Reversal (provision) for credit losses	2,696	(1,753)	4,449	254
Impairment on non-financial assets	(140)	0	(140)	n.m. (*)

Operating expenses:
Salaries and other employee expenses	(11,178)	(12,140)	962	8
Depreciation of equipment and leasehold improvements	(1,589)	(1,396)	(193)	(14)
Amortization of intangible assets	(377)	(355)	(22)	(6)
Other expenses	(5,664)	(6,544)	880	13
Total operating expenses	(18,808)	(20,435)	1,627	8

Profit for the period	$32,408	$43,517	$(11,109)	(26)%

PER COMMON SHARE DATA:
Basic earnings per share	$0.82	$1.10
Diluted earnings per share	$0.82	$1.10
Book value (period average)	$25.87	$25.33
Book value (period end)	$25.76	$25.31

Weighted average basic shares	39,632	39,548
Weighted average diluted shares	39,632	39,548
Basic shares period end	39,672	39,602

PERFORMANCE RATIOS:
Return on average assets	0.97%	1.37%
Return on average equity	6.4%	8.8%
Net interest margin	1.43%	1.77%
Net interest spread	1.09%	1.19%
Efficiency Ratio	38.7%	31.1%
Operating expenses to total average assets	0.56%	0.64%

(*)"n.m." means not meaningful.

  EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	June 30, 2020			March 31, 2020			June 30, 2019
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and cash equivalents	$1,945,739	$916	0.19%	$797,722	$2,459	1.22%	$678,793	$4,181	2.44%
Securities at fair value through OCI	5,132	9	0.67	5,086	23	1.75	16,159	155	3.79
Securities at amortized cost (1)	73,953	668	3.58	69,661	618	3.51	72,231	634	3.47

Loans, net of unearned interest	4,798,823	42,914	3.54	5,647,971	55,890	3.91	5,424,563	65,560	4.78

TOTAL INTEREST EARNING ASSETS	$6,823,647	$44,507	2.58%	$6,520,439	$58,990	3.58%	$6,191,745	$70,530	4.51%

Allowance for expected credit losses on loans	(87,621)			(99,600)			(102,002)
Non interest earning assets	132,472			152,148			152,828

TOTAL ASSETS	$6,868,498			$6,572,987			$6,242,572

INTEREST BEARING LIABILITIES
Deposits	2,730,228	$5,691	0.82%	2,558,726	$11,462	1.77%	$2,820,686	$18,896	2.65%
Securities sold under repurchase agreement and short-term borrowings and debt	1,692,766	8,426	1.97	1,381,248	8,659	2.48	1,030,652	9,851	3.78
Long-term borrowings and debt, net (2)	1,304,760	8,667	2.63	1,498,934	13,068	3.45	1,284,312	13,852	4.27

TOTAL INTEREST BEARING LIABILITIES	$5,727,754	$22,784	1.57%	$5,438,908	$33,189	2.41%	$5,135,650	$42,599	3.28%

Non interest bearing liabilities and other liabilities	$112,004			$111,987			$109,618

TOTAL LIABILITIES	5,839,758			5,550,895			5,245,268

EQUITY	1,028,740			1,022,092			997,304

TOTAL LIABILITIES AND EQUITY	$6,868,498			$6,572,987			$6,242,572

NET INTEREST SPREAD			1.01%			1.17%			1.22%

NET INTEREST INCOME AND NET INTEREST MARGIN		$21,723	1.28%		$25,801	1.59%		$27,931	1.81%

(1) Gross of the allowance for losses relating to securities at amortized cost.

(2) Includes lease liabilities, net of prepaid commissions.

      Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED
	June 30, 2020			June 30, 2019
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and cash equivalents	$1,371,730	$3,375	0.49%	$777,461	$9,538	2.44%
Securities at fair value through OCI	5,109	31	1.21	18,080	405	4.45
Securities at amortized cost (1)	71,807	1,286	3.54	77,682	1,326	3.40
Loans, net of unearned interest	5,223,397	98,804	3.74	5,487,779	132,815	4.81

TOTAL INTEREST EARNING ASSETS	$6,672,043	$103,496	3.07%	$6,361,002	$144,084	4.51%

Allowance for expected credit losses on loans	(93,611)			(100,458)
Non interest earning assets	142,310			142,917

TOTAL ASSETS	$6,720,742			$6,403,461

INTEREST BEARING LIABILITIES
Deposits	$2,644,477	$17,153	1.28%	$2,740,236	$36,589	2.66%
Securities sold under repurchase agreement and short-term borrowings and debt	1,539,952	17,086	2.19	1,208,872	21,930	3.61
Long-term borrowings and debt, net (2)	1,398,901	21,734	3.07	1,337,323	29,614	4.40

TOTAL INTEREST BEARING LIABILITIES	$5,583,331	$55,973	1.98%	$5,286,430	$88,133	3.32%

Non interest bearing liabilities and other liabilities	$111,996			$115,223

TOTAL LIABILITIES	5,695,327			5,401,653

EQUITY	1,025,416			1,001,808

TOTAL LIABILITIES AND EQUITY	$6,720,742			$6,403,461

NET INTEREST SPREAD			1.09%			1.19%

NET INTEREST INCOME AND NET INTEREST MARGIN		$47,523	1.43%		$55,951	1.77%

(1)	Gross of the allowance for losses relating to securities at amortized cost.
(2)	Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT VI

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(In US$ thousand, except per share amounts and ratios)

	SIX MONTHS	FOR THE THREE MONTHS ENDED					SIX MONTHS
	ENDED JUN 30/20	JUN 30/20	MAR 31/20	DEC 31/19	SEP 30/19	JUN 30/19	ENDED JUN 30/19
Net Interest Income:
Interest income	$103,496	$44,507	$58,990	$64,084	$65,514	$70,530	$144,084
Interest expense	(55,973)	(22,784)	(33,189)	(37,178)	(38,856)	(42,599)	(88,133)

Net Interest Income	47,523	21,723	25,801	26,906	26,658	27,931	55,951

Other income (expense):
Fees and commissions, net	5,013	1,940	3,073	5,354	2,815	5,128	7,478
(Loss) gain on financial instruments, net	(4,307)	(3,949)	(358)	(2,029)	(169)	63	819
Other income, net	431	191	240	1,200	217	512	1,457

Total other income, net	1,137	(1,818)	2,955	4,525	2,863	5,703	9,754

Total revenues	48,660	19,905	28,756	31,431	29,521	33,634	65,705

Reversal (provision) for credit losses	2,696	2,607	89	1,935	(612)	(811)	(1,753)
Impairment on non-financial assets	(140)	(140)	0	0	500	0	0
Total operating expenses	(18,808)	(8,265)	(10,543)	(11,270)	(8,969)	(10,551)	(20,435)

Profit for the period	$32,408	$14,107	$18,302	$22,096	$20,440	$22,272	$43,517

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.82	$0.36	$0.46	$0.56	$0.52	$0.56	$1.10

PERFORMANCE RATIOS
Return on average assets	0.97%	0.83%	1.12%	1.34%	1.34%	1.43%	1.37%
Return on average equity	6.4%	5.5%	7.2%	8.7%	8.0%	9.0%	8.8%
Net interest margin	1.43%	1.28%	1.59%	1.65%	1.77%	1.81%	1.77%
Net interest spread	1.09%	1.01%	1.17%	1.18%	1.19%	1.22%	1.19%
Efficiency Ratio	38.7%	41.5%	36.7%	35.9%	30.4%	31.4%	31.1%
Operating expenses to total average assets	0.56%	0.48%	0.65%	0.69%	0.59%	0.68%	0.64%

EXHIBIT VII

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/20	JUN 30/19	JUN 30/20	MAR 31/20	JUN 30/19
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$45,685	$55,364	$20,919	$24,767	$27,576
Other income (expense)	2,559	8,120	(790)	3,349	5,522
Total revenues	48,244	63,484	20,129	28,116	33,098
Reversal (provision) for credit losses	2,696	(1,744)	2,607	89	(776)
Impairment on non-financial assets	(140)	0	(140)	0	0
Operating expenses	(13,605)	(15,460)	(6,263)	(7,341)	(8,149)

Profit for the segment	$37,195	$46,280	$16,333	$20,864	$24,173

Segment assets	4,489,329	5,602,124	4,489,329	5,359,398	5,602,124

TREASURY BUSINESS SEGMENT:

Net interest income	$1,838	$587	$804	$1,034	$355
Other income (expense)	(1,422)	1,634	(1,028)	(394)	181
Total revenues	416	2,221	(224)	640	536
Provision for credit losses	0	(9)	0	0	(35)
Operating expenses	(5,203)	(4,975)	(2,003)	(3,202)	(2,402)

Loss for the segment	$(4,787)	$(2,763)	$(2,227)	$(2,562)	(1,901)

Segment assets	2,130,220	965,121	2,130,220	1,453,571	965,121

TOTAL:

Net interest income	$47,523	$55,951	$21,723	$25,801	$27,931
Other income (expense)	1,137	9,754	(1,818)	2,955	5,703
Total revenues	48,660	65,705	19,905	28,756	33,634
Reversal (provision) for credit losses	2,696	(1,753)	2,607	89	(811)
Impairment on non-financial assets	(140)	0	(140)	0	0
Operating expenses	(18,808)	(20,435)	(8,266)	(10,543)	(10,551)

Profit for the period	$32,408	$43,517	$14,106	$18,302	$22,272

Total segment assets	6,619,549	6,567,245	6,619,549	6,812,969	6,567,245
Unallocated assets	7,676	8,309	7,676	9,554	8,309
Total assets	6,627,225	6,575,554	6,627,225	6,822,523	6,575,554

EXHIBIT VIII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2020		March 31, 2020		June 30, 2019		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$180	4	$195	3	$383	6	$(15)	$(203)
BOLIVIA	8	0	8	0	1	0	0	7
BRAZIL	809	16	959	16	995	16	(150)	(186)
CHILE	479	10	592	10	482	8	(113)	(3)
COLOMBIA	805	16	886	15	717	11	(81)	88
COSTA RICA	221	4	281	5	353	6	(60)	(132)
DOMINICAN REPUBLIC	137	3	121	2	416	7	16	(279)
ECUADOR	191	4	355	6	433	7	(164)	(242)
EL SALVADOR	62	1	70	1	56	1	(8)	6
GUATEMALA	304	6	340	6	344	5	(36)	(40)
HONDURAS	108	2	128	2	85	1	(20)	23
JAMAICA	11	0	32	1	56	1	(21)	(45)
MEXICO	484	10	536	9	920	15	(52)	(436)
PANAMA	400	8	444	8	408	6	(44)	(8)
PARAGUAY	96	2	131	2	135	2	(35)	(39)
PERU	178	4	204	3	136	2	(26)	42
TRINIDAD & TOBAGO	179	4	182	3	200	3	(3)	(21)
URUGUAY	0	0	58	1	23	0	(58)	(23)
OTHER NON-LATAM (1)	359	7	389	7	154	2	(30)	205

TOTAL CREDIT PORTFOLIO (2)	$5,011	100%	$5,911	100%	$6,297	100%	$(900)	$(1,286)

UNEARNED INTEREST AND DEFERRED FEES	(8)		(11)		(15)		3	7

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED
INTEREST & DEFERRED FEES	$5,003		$5,900		$6,282		$(897)	$(1,279)

(1)	Risk in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.

(2)	Includes gross loans (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT IX

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2020		March 31, 2020		June 30, 2019		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)
ARGENTINA	$180	4	$195	3	$383	6	$(15)	$(203)
BOLIVIA	8	0	8	0	1	0	0	7
BRAZIL	800	16	959	16	990	16	(159)	(190)
CHILE	474	10	587	10	477	8	(113)	(3)
COLOMBIA	776	16	871	15	702	11	(95)	74
COSTA RICA	221	4	281	5	353	6	(60)	(132)
DOMINICAN REPUBLIC	137	3	121	2	416	7	16	(279)
ECUADOR	191	4	355	6	433	7	(164)	(242)
EL SALVADOR	62	1	70	1	56	1	(8)	6
GUATEMALA	304	6	340	6	344	6	(36)	(40)
HONDURAS	108	2	128	2	85	1	(20)	23
JAMAICA	11	0	32	1	56	1	(21)	(45)
MEXICO	462	9	515	9	893	14	(53)	(431)
PANAMA	369	8	406	7	380	6	(37)	(11)
PARAGUAY	96	2	131	2	135	2	(35)	(39)
PERU	178	4	204	3	136	2	(26)	42
TRINIDAD & TOBAGO	179	4	182	3	192	3	(3)	(13)
URUGUAY	0	0	58	1	23	0	(58)	(23)
OTHER NON-LATAM (1)	359	7	389	7	154	2	(30)	205

TOTAL COMMERCIAL PORTFOLIO (2)	$4,915	100%	$5,832	100%	$6,209	100%	$(917)	$(1,294)

UNEARNED INTEREST AND DEFERRED FEES	(8)		(11)		(15)		3	7

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$4,907		$5,821		$6,194		$(914)	$(1,287)

(1)	Risk in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT X

INVESTMENT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	June 30, 2020		March 31, 2020		June 30, 2019		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$9	9	$0	0	$5	5	$9	$4
CHILE	5	5	5	6	5	6	0	0
COLOMBIA	29	31	15	19	15	17	14	14
MEXICO	22	23	21	27	27	30	1	(5)
PANAMA	31	32	38	48	28	32	(7)	3
TRINIDAD & TOBAGO	0	0	0	0	8	9	0	(8)

TOTAL INVESTMENT PORTOFOLIO (1)	$96	100%	$79	100%	$88	100%	$17	$8

(1)	Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

EXHIBIT XI

LOAN DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	YEAR-TO-DATE		QUARTERLY			Change in Amount
	(A)	(B)	(C)	(D)	(E)
COUNTRY	6M20	6M19	2Q20	1Q20	2Q19	(A) - (B)	(C) - (D)	(C) - (E)
ARGENTINA	$1	$143	$1	$0	$27	$(142)	$1	$(26)
BRAZIL	337	355	53	284	149	(18)	(231)	(96)
CHILE	146	538	82	64	373	(392)	18	(291)
COLOMBIA	403	681	49	354	323	(278)	(305)	(274)
COSTA RICA	73	208	6	67	114	(135)	(61)	(108)
DOMINICAN REPUBLIC	207	304	87	120	56	(97)	(33)	31
ECUADOR	197	405	26	171	240	(208)	(145)	(214)
EL SALVADOR	37	55	5	32	20	(18)	(27)	(15)
GUATEMALA	112	270	69	43	218	(158)	26	(149)
HONDURAS	60	81	45	15	68	(21)	30	(23)
JAMAICA	99	99	22	77	99	0	(55)	(77)
MEXICO	1,141	1,774	159	982	864	(633)	(823)	(705)
PANAMA	335	355	123	212	165	(20)	(89)	(42)
PARAGUAY	71	91	43	28	62	(20)	15	(19)
PERU	142	110	9	133	76	32	(124)	(67)
TRINIDAD & TOBAGO	10	126	5	5	126	(116)	0	(121)
URUGUAY	58	25	0	58	12	33	(58)	(12)
OTHER NON-LATAM (1)	458	71	88	370	46	387	(282)	42
TOTAL LOAN DISBURSED (2)	$3,887	$5,691	$872	$3,015	$3,038	$(1,804)	$(2,143)	$(2,166)

(1) Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.

(2) Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.